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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              Pyramid Oil Company
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                  747215 10 1
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                                 (CUSIP Number)

     Lee Christiansen, Pyramid Oil Company, 2008 21st Street, P.O. Box 832,
                     Bakersfield, CA 93302; (802) 325-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 26, 1995
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 74721510                                            PAGE 2 OF 4 PAGES


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                 (1)  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
                      OF ABOVE PERSON
                      J. Ben Hathaway
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                 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  / /
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                 (3)  SEC USE ONLY
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                 (4)  SOURCE OF FUNDS*
                      PF
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                 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e)                        / /
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                 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      U.S.A.
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                      (7)  SOLE VOTING POWER
                             259,300
                      ----------------------------------------------------------
  NUMBER OF           (8)  SHARED VOTING POWER
   SHARES
 BENEFICIALLY         ----------------------------------------------------------
OWNED BY EACH         (9)  SOLE DISPOSITIVE POWER
  REPORTING                259,300
 PERSON WITH          ----------------------------------------------------------
                      (10) SHARED DISPOSITIVE POWER

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                 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      259,300
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                 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                 / /
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                 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      10.4%
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                 (14) TYPE OF REPORTING PERSON*
                      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1. Security and Issuer.

        The class of equity securities to which this statement relates is the Common Stock, no par value (the "Common Stock") of Pyramid Oil Company, a California corporation (the "Company"), which has its principal executive offices at 2008 21st Street, P.O. Box 832, Bakersfield, California 93302.

Item 2. Identity and Background.

        (a) The name of the person filing this Schedule is J. Ben Hathaway.

        (b) J. Ben Hathaway's business address is 2008 21st Street, P.O. Box 832, Bakersfield, California 93302.

        (c) J. Ben Hathaway's principal occupation is that of director and President of the Company, at the Company's principal executive offices at 2008 21st Street, Bakersfield, California 93302.

        (d) During the past five years J. Ben Hathaway has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, J. Ben Hathaway was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceedings, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) J. Ben Hathaway is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.

        J. Ben Hathaway currently owns 259,300 shares (the "Shares") of the Company's Common Stock. J. Ben Hathaway purchased 100,000 Shares on December 26, 1995 for an aggregate amount of $10,000 with personal funds.

Item 4. Purpose of Transaction.

        The Shares owned by J. Ben Hathaway are presently held for investment purposes only.

Item 5. Interest in Securities of the Issuer.

        (a) The number of Shares and percentage of outstanding shares of Common Stock (based on the number of outstanding shares of the Company's Common Stock of 2,494,430 at September 30, 1995, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1995) beneficially owned by J. Ben Hathaway is 259,300 and 10.4% respectively.

        (b) J. Ben Hathaway has sole power to vote and to dispose of the Shares.

        (c) None.

        (d) Not applicable.
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        (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        J. Ben Hathaway has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Not applicable.

        After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 5, 1996                          /s/ J. Ben Hathaway
                                                -------------------------------
                                                    J. Ben Hathaway